UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share

(Title of Class of Securities)

6074091

(CUSIP Number)

Joint Stock Financial Corporation Sistema

10 Leontievsky Per.

Moscow 103009, Russian Federation

Attention: Evgeni G. Novitsky

Facimile: +7-095- 232-3391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anna Goldin, Esq.

Latham & Watkins LLP

Ulitsa Gasheka, 7

Ducat II, Suite 900

Moscow 123056, Russian Federation

Facsimile:  +7-095-785-1235

December  16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joint Stock Financial Corporation Sistema

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 973,582,454

	8.	Shared Voting Power 60,219,432

	9.	Sole Dispositive Power 973,582,454

	10.	Shared Dispositive Power 60,219,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,801,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.1%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,473,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 193,473,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,473,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Invest-Svyaz-Holding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 160,247,802

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 160,247,802

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,247,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir P. Evtushenkov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 973,582,454

	8.	Shared Voting Power 60,219,432

	9.	Sole Dispositive Power 973,582,454

	10.	Shared Dispositive Power 60,219,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,801,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003, as amended by the Amendment No. 1 to the Schedule 13D filed on April 21, 2003 and the Amendment No. 2 to the Schedule 13D filed on April 30, 2003 (as amended, the “Schedule 13D”) by Joint Stock Financial Corporation Sistema (“Sistema”), Invest-Svyaz-Holding (“ISH”) and Vladimir P. Evtushenkov with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

(a) – (c)                                                       This statement is being filed by (1) Joint Stock Financial Corporation Sistema, an open joint stock company organized under the laws of the Russian Federation (“Sistema”), (2) Sistema Holding Limited, a corporation organized under the laws of Cyprus (“Sistema Holding”), (3) Invest-Svyaz-Holding, a joint stock company organized under the laws of the Russian Federation (“ISH”), and (4) Vladimir P. Evtushenkov (“Mr. Evtushenkov”), a citizen of the Russian Federation.  Sistema, Sistema Holding, ISH, and Mr. Evtushenkov are referred to herein as the “Reporting Persons.”

Sistema Holding is a subsidiary of Sistema Finance S.A., a subsidiary of Sistema.  The address of Sistema Holding’s principal business and office is 17 Gr. Xenopoulos Str., Totalserve House, 3106 Limassol, Cyprus.  Sistema Holding’s principal business is to hold collateral in connection with Sistema Finance S.A.’s debt securities.

The directors and executive officers of each of Sistema (other than Mr. Evtushenkov), Sistema Holding and ISH are set forth in Exhibit A attached hereto.  Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)                                                                                 During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                                                                  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                                                    Each of the individuals referred to in paragraph (a) above is a citizen of the Russian Federation.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On October 18, 2004, T-Mobile Worldwide Holding GmbH (“T-Mobile Worldwide”) provided notice to Sistema pursuant to Article 8 of the Shareholders’ Agreement, dated March 12, 2003, between T-Mobile International AG & Co KG, formerly T-Mobile International AG (“T-Mobile International”), and Sistema (the “Shareholders’ Agreement”), indicating T-Mobile Worldwide’s intention to carry out a proposed offering of 300,800,000 Shares (the “Offering”) and offering to sell such Shares to Sistema as required by the Shareholders’ Agreement.  On December 16, 2004, Sistema and T-Mobile Worldwide entered into two Letter Agreements (each, a “Letter Agreement”), under which, among other things, Sistema waived its pre-emptive rights under the Shareholders’ Agreement to buy such Shares.  See Item 6.

Subject to the conditions mentioned herein and in the Schedule 13D, the Reporting Persons may acquire additional Shares and/or sell or hold Shares currently held.  Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Amendment and the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  As of the close of business on December 16, 2004, Sistema held 619,860,752 Shares directly, which represent 31.25% of the Shares outstanding (the “Outstanding Shares”).  Sistema has sole voting and dispositive power with respect to the Shares it holds of record.

As of the close of business on December 16, 2004, Sistema Holding held 193,473,900 Shares directly, which represent 9.8% of the Outstanding Shares.  Sistema Holding has sole voting and dispositive power with respect to the Shares it holds of record.  Sistema Holding pledged the Shares it holds of record to Deutsche

Trustee Company Limited in connection with Sistema Finance S.A.’s debt securities.  As the controlling shareholder of Sistema Finance S.A., which is the sole shareholder of Sistema Holding, Sistema may be deemed to beneficially own any Shares Sistema Holding holds of record.

As of the close of business on December 16, 2004, ISH held 160,247,802 Shares directly, which represent 8.1% of the Outstanding Shares.  ISH has sole voting and dispositive power with respect to the Shares it holds of record.  As the sole shareholder of ISH, Sistema may be deemed to beneficially own any Shares ISH holds of record.

Sistema owns a 51% interest in VAST, a limited partnership formed under the laws of the Russian Federation.  As of the close of business on December 16, 2004, VAST held 60,219,432 Shares directly, which represent 3.1% of the Outstanding Shares.  VAST has sole voting and dispositive power with respect to the Shares it holds of record.   As a partner in VAST with shared voting and dispositive power with respect to the Shares VAST holds of record, Sistema may be deemed to beneficially own any Shares VAST holds of record, but it expressly disclaims beneficial ownership of 49% of the Shares VAST holds of record.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, to the knowledge of the Reporting Persons, none of the persons set forth in Exhibit A held any Shares directly or has the right to vote or dispose of any Shares held by Sistema or ISH as of the close of business on December 16, 2004.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of Shares.  The Reporting Persons do not affirm the existence of a group.  In addition, VAST may be deemed to be a member of such group, however, the Reporting Persons expressly disclaim that it is such a member.  As a result of the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with T-Mobile International, T-Mobile Worldwide or Deutsche Telekom AG (which owns 100% of each of T-Mobile International and T-Mobile Worldwide), however, each Reporting Person expressly disclaims that it is such a member.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, each of the persons named in this Item 5(a)-(b) of this Amendment and the Schedule 13D disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b) of this Amendment and the Schedule 13D.

(c)  Except as set forth herein and the Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has effected any transaction in the Shares during the past 60 days.

(d)  Except as set forth in this Amendment and the Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 18, 2004, T-Mobile Worldwide provided notice to Sistema pursuant to Article 8 of the Shareholders’ Agreement indicating T-Mobile Worldwide’s intention to carry out the proposed Offering of 300,800,000 Shares and offering to sell such Shares to Sistema as required by the Shareholders’ Agreement.  On December 16, 2004, Sistema and T-Mobile Worldwide entered into the Letter Agreements, under which, among other things,

1.                                      Sistema waived its pre-emptive rights under the Shareholders’ Agreement to buy such Shares;

2.                                       T-Mobile Worldwide has agreed to use commercially reasonable efforts to complete the Offering by December 31, 2004;

3.                                       T-Mobile Worldwide has agreed that, provided the Offering is completed on or before December 31, 2004, until the earlier of 180 calendar days after completion date of an initial public offering by Sistema or August 15, 2005, except for Shares sold in the contemplated Offering, it would not (and will cause its affiliates not to), without Sistema’s prior written consent, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement or listing particular with any regulatory authority or stock exchange in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Act of 1933 with respect to, any Shares or any securities convertible into or exercisable or exchangeable for Shares, or warrants or other rights to purchase Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares or any securities convertible into or exercisable or exchangeable for Shares, or warrants or other rights to purchase Shares, whether any such transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) and (ii);

4.                                       Sistema has agreed that if the Offering is completed on or before 31 December 2004, it will not, and will ensure its wholly-owned subsidiaries will not, deposit any Shares into the ADS facility established and existing pursuant to the Deposit Agreement, dated July 6, 2000 (the “Deposit Agreement”), between the Issuer and JPMorgan Chase Bank until 90 calendar days after the completion date of the Offering;

5.                                       Each of Sistema and T-Mobile Worldwide has agreed that, provided the Offering is completed on or before 31 December 2004, it shall take all reasonable actions to (i) pass resolutions in its capacity as shareholder (each of Sistema and T-Mobile Worldwide acknowledges to have certain duties to the Issuer under applicable law), and (ii)  advise members of the board of directors of the Issuer, in each case, to instruct the Issuer to (A) maintain the capacity of the ADS facility established and existing pursuant to the Deposit Agreement at the current level until the date that is 40 days after the completion date of the Offering, and (B) increase the capacity of such ADS facility on the date that is 40 days after the completion date of the Offering to accommodate the deposit of additional Shares of the Issuer constituting in the aggregate 16% of the entire issued share capital of the Issuer, subject to applicable law.

Copies of the Letter Agreements are attached hereto as Exhibits C and D, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors and Officers of Sistema, Sistema Holding and ISH

Exhibit B	Joint Filing Agreement

Exhibit C	Letter Agreement dated December 16, 2004 from Sistema to T-Mobile Worldwide

Exhibit D	Letter Agreement dated December 16, 2004 from Sistema to T-Mobile Worldwide

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December  17, 2004

JOINT STOCK FINANCIAL CORPORATION SISTEMA

By:	/s/ Evgeni G. Novitsky
Name:	Evgeni G. Novitsky
Its:	President

SISTEMA HOLDING LIMITED

By:	/s/ Alexei Buyanov
Name:	Alexei Buyanov
Its:	Director

INVEST-SVYAZ-HOLDING

By:	/s/ Victor N. Ilyn
Name:	Victor N. Ilyn
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A (99.1)	Directors and Officers of Sistema, Sistema Holding and ISH

Exhibit B (99.2)	Joint Filing Agreement

Exhibit C (99.3)	Letter Agreement dated December 16, 2004 from Sistema to T-Mobile Worldwide

Exhibit D (99.4)	Letter Agreement dated December 16, 2004 from Sistema to T-Mobile Worldwide